Thomson Reuters Third Quarter Report 2026

Management’s Discussion and Analysis EXHIBIT 99.1

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2026, our 2025 annual consolidated financial statements and our 2025 annual management’s discussion and analysis. This management's discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2026 outlooks and statements related to the impact of the sale of a 51% stake in the Global Print business on our operating results after the October 1, 2026 close date, the expected impacts from, and pre-tax gain on, the transaction, as well as other statements regarding general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of November 2, 2026, unless otherwise indicated.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary - an overview of our business and key financial highlights	3
•	Results of Operations - a comparison of our current and prior-year period results	4
•	Liquidity and Capital Resources - a discussion of our cash flow and debt	11
•	Outlook – our 2026 financial outlooks including material assumptions and material risks	17
•	Related Party Transactions - a discussion of transactions with our principal and controlling shareholder, Woodbridge (together with its affiliates), and other related parties	20
•	Subsequent Events - a discussion of material events occurring after September 30, 2026 and through the date of this management's discussion and analysis	20
•	Changes in Accounting Policies - a discussion of changes in our accounting policies	20
•	Critical Accounting Estimates and Judgments - a discussion of critical estimates and judgments made by our management in applying accounting policies	20
•	Additional Information - other required disclosures	20
•	Appendix - supplemental information	23

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

On October 1, 2026, the company sold a 51% stake in its Global Print business to capital accounts advised by KKR. In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior-year period amounts have been revised to reflect this change. Refer to the "Global Print Transaction" subsection within the "Executive Summary - Financial Highlights" section of this management's discussion and analysis for additional information. Also, see previous news release, "Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction" available in the Investor Relations section of thomsonreuters.com and also filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).

Additionally, in the first quarter of 2026, we changed our segment reporting to reflect how we currently manage our segments. Prior period amounts have been revised to reflect the current presentation. Refer to the “Additional information” section of this management’s discussion and analysis for further information.

Other than earnings per share, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Thomson Reuters Third Quarter Report 2026

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide additional insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

term	Definition
AI	Artificial intelligence
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments
bp	Basis points - one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
C$	Canadian dollars
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EBITDA	Earnings before interest, tax, depreciation and amortization
EPS	Earnings per share
Fiduciary-Grade AITM

At Thomson Reuters, Fiduciary‑Grade AI is our standard for how AI should work in high‑stakes professions. It’s AI designed for professionals with duties of care and regulatory oversight - drawing on our authoritative, domain‑specific content; protected by rigorous privacy and security safeguards; shaped by subject‑matter experts; and designed to produce transparent outputs that can be verified. Fiduciary-Grade AI sets the bar when accuracy, accountability, and trust are paramount.

IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
Nasdaq	The Nasdaq Stock Market LLC
organic or organically

A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

ROIC

Return on invested capital. A non-IFRS measure that is computed as adjusted operating profit (operating profit excluding amortization of acquired intangible assets attributable to other identifiable intangible assets and acquired software, other operating gains and losses, and fair value adjustments) less net taxes paid expressed as a percentage of the average adjusted invested capital during the period

SEC	U.S. Securities and Exchange Commission
TSX	Toronto Stock Exchange
Woodbridge	The Woodbridge Company Limited, our principal and controlling shareholder
$ and US$	U.S. dollars

Thomson Reuters Third Quarter Report 2026

Executive Summary

Our company

Thomson Reuters (TSX/Nasdaq: TRI) powers business-critical professions with Fiduciary-Grade AITM they can trust in the moments that matter. We unite unparalleled expertise, proprietary content, and seamless workflows to help our customers move with speed, think with clarity, and lead with confidence. Across our products, we combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

We derive a significant portion of our revenues from selling information and software solutions, mostly on a recurring subscription basis. Our professional-grade solutions are built on comprehensive proprietary content and deep domain expertise with software, embedded AI capabilities and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions that are deeply integrated into their workflows, which has led to strong customer retention. We believe that our customers trust us because of our decades serving high-stakes workflows, where accuracy and reliability are non-negotiable, our enterprise-grade security and governance built for regulated environments, and our deep understanding of their businesses and industries. They rely on our services for navigating a rapidly changing and increasingly complex digital and global landscape. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as four reportable segments, reflecting how our products and services are managed and offered to target customers as described below. The operating results of Global Print, which was previously a reportable segment, is now reported as discontinued operations. See "Global Print Transaction" section below.

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Legal Professionals

Serves law firms and governments with research and workflow products powered by AI-enabled technology, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven products, powered by AI-enabled technology and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax, Audit & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products powered by AI-enabled technology.

Reuters

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Third Quarter 2026 Revenues

We refer to our Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses rely on centrally managed commercial and technology operations, including sales capabilities, digital customer experience, product and content development and global facilities. Costs relating to these activities are allocated to our business segments. Certain other costs are not allocated to the segments and are reported separately under "Corporate Center". These include headquarters functions such as finance, legal, human resources and the executive office, as well as certain content and editorial costs associated with our former Global Print business. All of our Corporate Center costs are included in consolidated adjusted EBITDA. Starting October 1, 2026, the Corporate Center will also include a royalty paid to Thomson Reuters from Westbridge Print for the exclusive license to distribute our intellectual property and fees for certain transition services as the joint venture migrates to a stand-alone entity (see "Global Print Business Transaction" below).

Thomson Reuters Third Quarter Report 2026

Financial Highlights

Strong revenue growth continued in the third quarter as our revenues increased 10% in total and in constant currency. Our revenues on an organic basis also grew 10% which reflected 8% growth in recurring revenues and 23% growth in transactions revenues. Our "Big 3" segments, which comprised 88% of total revenues, increased 10% on an organic basis driven by 9% growth in recurring revenues and 17% growth in transactions revenues.

In the third quarter, our operating profit decreased 22% primarily related to a prior-year period other operating gain from the sale of the company’s remaining minority equity interest in the Elite business. Adjusted EBITDA, which excludes other operating gains, as well as other adjustments, increased 10% and the related margin decreased to 35.5% from 35.8% in the prior-year period. Foreign currency had no impact on the year-over-year change in adjusted EBITDA margin.

In November 2026, we updated our 2026 full-year outlook for our total company to remove and reflect the results of the Global Print business as discontinued operations. As a result, we updated the financial measures presented for the total company in our 2026 full-year outlook, as compared to the full-year outlook communicated on August 5, 2026, to reflect our expected performance on a continuing operations basis, which excludes Global Print. Our updated total company 2026 full-year outlook reflects total revenue growth of approximately 9.5%, organic revenue growth of approximately 8.5% to 9.0%, and adjusted EBITDA margin of approximately 39% compared to our 2025 adjusted EBITDA margin of 37.4%. Our revenue and adjusted EBITDA margin outlook for our "Big 3" segments were unchanged from our previously communicated August 5, 2026 outlook.

In addition to the updates to reflect the November 2026 full-year outlook on a continuing operations basis, we also raised our full-year 2026 outlook for net interest expense to approximately $190 million to incorporate the recent debt issuance and the proceeds from the Global Print transaction. We also adjusted our November 2026 outlook for depreciation and amortization of software. See both "Global Print Business Transaction" below and the “Outlook” section of this management’s discussion and analysis for further information.

Our capital capacity and liquidity remain a key asset to support acquisitions and returns to shareholders. In the third quarter of 2026, we generated net cash flows from operating activities of $599 million and free cash flow of $408 million. In aggregate, we returned $512 million to our common shareholders, which included $238 million under our recently completed February 2026 share repurchase plan, and $274 million in dividends. We received approximately $2.0 billion of net proceeds, in aggregate, from offerings of U.S. $1.3 billion notes and C$1.0 billion notes. We used the net proceeds for general corporate purposes, including the repayment of borrowings under our commercial paper program. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Global Print Transaction

On October 1, 2026, Thomson Reuters sold a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print. We received approximately $500 million in gross proceeds at closing and retained a 49% equity interest in the joint venture. Westbridge Print, an independent company, serves legal and tax professionals across 13 countries and provides commercial printing services to book publishers across a wide range of markets. Thomson Reuters maintains intellectual property rights and full editorial control over its content portfolio. As part of the transaction, Thomson Reuters has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances.

Beginning in the fourth quarter of 2026, Westbridge Print will pay a royalty to Thomson Reuters equal to 20% of its Professional revenues (approximately 85% – 90% of its total revenues) for the exclusive license to distribute the company’s intellectual property in print and on ProView, its eBook platform. Additionally, Westbridge Print entered a multi-year agreement with Thomson Reuters whereby it will reimburse our company for certain transition services as the joint venture migrates to a stand-alone entity. The royalty and transition services reimbursement are largely expected to offset the stranded costs from the separation. As a result, we expect the impact from the Global Print transaction to be approximately neutral to our total company adjusted EBITDA margin following the transaction close, as well as 60 – 70 basis points accretive to our annual organic revenue growth rate.

The Global Print business has been classified as discontinued operations in the third quarter of 2026 and will no longer be presented as a reportable segment. We expect to record a pre-tax gain on the transaction in the fourth quarter of 2026.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax, Audit & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Third Quarter Report 2026

Consolidated results

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts)	2026	2025	Total	Constant Currency	2026	2025	Total	Constant Currency
IFRS Financial Measures
Revenues	1,833	1,658	10%		5,651	5,113	11%
Operating profit	402	517	(22%)		1,471	1,370	7%
Diluted EPS	$0.78	$0.94	(17%)		$2.83	$2.59	9%
Non-IFRS Financial Measures
Revenue growth in constant currency				10%				10%
Organic revenue growth				10%				9%
Adjusted EBITDA	651	593	10%	9%	2,140	1,930	11%	10%
Adjusted EBITDA margin	35.5%	35.8%	(30)bp	(30)bp	37.9%	37.6%	30bp	40bp
Adjusted EBITDA less accrued capital expenditures	473	429	10%		1,622	1,471	10%
Adjusted EBITDA less accrued capital expenditures margin	25.8%	25.8%	-		28.7%	28.6%	10bp
Adjusted EPS	$0.81	$0.71	14%	13%	$2.78	$2.43	14%	14%
“Big 3” Segments
Revenues	1,608	1,457	10%	10%	5,002	4,509	11%	10%
Organic revenue growth				10%				9%
Adjusted EBITDA	648	606	7%	6%	2,168	1,986	9%	8%
Adjusted EBITDA margin	40.3%	41.7%	(140)bp	(150)bp	43.3%	43.9%	(60)bp	(50)bp

Revenues

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2026	2025	Total	Constant Currency	Organic	2026	2025	Total	Constant Currency	Organic
Recurring revenues	1,618	1,487	9%	8%	8%	4,814	4,401	9%	8%	8%
Transactions revenues	215	171	27%	26%	23%	837	712	18%	18%	13%
Revenues	1,833	1,658	10%	10%	10%	5,651	5,113	11%	10%	9%

Revenues in the third quarter increased 10% in total and in constant currency. Total revenue growth reflected 9% growth in recurring revenues (88% of total revenues) and 27% growth in transactions revenues. Foreign currency and net acquisitions and disposals had no significant impact on total company revenue growth. On an organic basis, revenues increased 10%, which reflected 8% growth in recurring revenues and 23% growth in transactions revenues. Revenues from the “Big 3” segments (88% of total revenues) increased 10% in total and in constant currency. On an organic basis, revenues increased 10% driven by 9% growth in recurring revenues and 17% growth in transactions revenues.

Revenues in the nine-month period increased 11% in total and 10% in constant currency. Total revenue growth reflected 9% growth in recurring revenues (85% of total revenues) and 18% growth in transactions revenues. Total revenue growth benefited approximately 1% from foreign currency and 1% from net acquisitions and disposals. On an organic basis, revenues increased 9%, which reflected 8% growth in recurring revenues and 13% growth in transactions revenues. Revenues from the “Big 3” segments (89% of total revenues) increased 11% in total and 10% on a constant currency basis. On an organic basis, revenues increased 9%, driven by 9% growth in recurring revenues and 13% growth in transactions revenues.

In the third quarter, the weakening of the U.S. dollar against the Brazilian real offset the strengthening of the U.S. dollar against certain other currencies we transact in, including the British pound sterling, compared to the prior-year period. In the nine-month period, the U.S. dollar weakened against most of the currencies we transact in, including both the British pound sterling and Brazilian real, compared to the prior-year period. Overall, changes in foreign exchange rates had no significant impact on our revenue growth in the third quarter and increased revenue growth by approximately 1% in the nine-month period.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit decreased 22% in the third quarter primarily related to a prior-year period other operating gain from the sale of our remaining minority equity interest in the Elite business, and to a lesser extent, higher amortization of software in the current period, partly offset by the net impact of higher revenues and operating expenses.

Thomson Reuters Third Quarter Report 2026

Operating profit increased 7% in the nine-month period primarily due to the net impact of higher revenues and operating expenses, partly offset by higher other operating gains in the prior-year period, which included a gain on the sale of the company’s remaining minority equity interest in the Elite business, as well as higher amortization of software in the current period.

Adjusted EBITDA, which excludes other operating gains, amortization of software, as well as other adjustments, increased 10% and 11% in the third quarter and nine-month period, respectively. The third quarter increase in adjusted EBITDA reflected increases of 7% in the “Big 3” segments, and 37% in Reuters, with Reuters growth driven by the impact from higher generative AI content licensing revenues which are transactional in nature. The nine-month period increase in adjusted EBITDA reflected increases of 9% in the “Big 3” segments and 10% in Reuters.

In the third quarter, adjusted EBITDA margin decreased to 35.5% from 35.8% in the prior-year period. Foreign currency had no impact on the year-over-year change in adjusted EBITDA margin. In the nine-month period, adjusted EBITDA margin increased to 37.9% from 37.6% in the prior-year period. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 10bp.

Adjusted EBITDA less accrued capital expenditures increased in both periods as higher adjusted EBITDA was partly offset by higher accrued capital expenditures. The related margin was unchanged in the third quarter and increased 10bp in the nine-month period.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars)	2026	2025	Total	Constant Currency	2026	2025	Total	Constant Currency
Operating expenses	1,181	1,070	10%	10%	3,509	3,222	9%	9%
Remove fair value adjustments(1)	1	(5)			2	(19)
Operating expenses, excluding fair value adjustments	1,182	1,065	11%	11%	3,511	3,203	10%	9%

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis in both periods primarily due to higher compensation-related and technology costs.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	Change	2026	2025	Change
Depreciation	24	26	(7%)	75	77	(2%)
Amortization of software
Internally developed	144	129	11%	422	380	11%
Acquisition-related	58	52	13%	174	153	14%
Total amortization of software	202	181	12%	596	533	12%
Amortization of other identifiable intangible assets	23	24	(6%)	72	73	(2%)

•
Depreciation decreased in both periods, which reflected lower expense due to assets acquired in previous years becoming fully depreciated, partly offset by higher expense associated with newly acquired assets.
•
Total amortization of software increased in both periods due to product development, and, to a lesser extent, acquisitions.
•
Amortization of other identifiable intangible assets decreased slightly in both periods, which reflected lower expense due to assets acquired in previous years becoming fully amortized, partly offset by higher expense associated with recent acquisitions.

Other operating (losses) gains, net

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Other operating (losses) gains, net	(1)	160	72	162

Other operating (losses) gains, net were $(1) million and $72 million in the third quarter and nine-month period of 2026, respectively. Other operating gains, net in the nine-month period primarily related to acquisitions and investments.

Other operating gains, net, were $160 million and $162 million in the third quarter and nine-month period of 2025, respectively. Both periods included a gain of $161 million on the sale of our company's remaining minority interest in Elite, an equity method investment.

Thomson Reuters Third Quarter Report 2026

Net interest expense

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	Change	2026	2025	Change
Net interest expense	51	38	33%	137	103	33%

Net interest expense increased in both periods primarily due to higher interest expense from our commercial paper borrowings. See the "Liquidity and Capital Resources" section of the management's discussion and analysis for further information on our note issuances and repayments that occurred in 2026 and 2025.

Other finance income (costs)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Other finance income (costs)	2	7	19	(51)

Other finance income (costs) compared to prior-year periods reflected lower foreign exchange impacts primarily due to a reduction of intercompany funding arrangements.

Share of post-tax losses in equity method investments

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Share of post-tax losses in equity method investments	(5)	(13)	(16)	(23)

Share of post-tax losses in equity method investments were not significant in all periods.

Tax expense

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Tax expense	59	109	235	230

Tax expense was $59 million and $235 million in the third quarter and nine-month period of 2026, and $109 million and $230 million in the third quarter and nine-month period of 2025, respectively. Tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax expense or benefit for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
(Benefit) expense
Tax items impacting comparability:
Corporate tax laws and rates(1)	-	-	(10)	-
Adjustments related to prior years(2)	-	-	(8)	-
Deferred tax adjustments(3)	(2)	11	12	(9)
Subtotal	(2)	11	(6)	(9)
Tax related to:
Amortization of acquired software	(11)	(13)	(30)	(37)
Amortization of other identifiable intangible assets	(6)	(6)	(17)	(17)
Other operating (losses) gains, net	-	39	-	39
Other finance income (costs)	-	-	(1)	(4)
Share of post-tax losses in equity method investments	(2)	(3)	(4)	(5)
Other items	1	(1)	1	(6)
Subtotal	(18)	16	(51)	(30)
Total	(20)	27	(57)	(39)

(1)
Relates primarily to adjustments to deferred tax balances due to changes in the applicable statutory tax rate in a jurisdiction outside of the U.S.
(2)
Change in estimate pertaining to the effective tax rate applicable to certain foreign-source income earned by U.S. affiliates.
(3)
Relates primarily to adjustments resulting from foreign exchange movements where functional currencies differ from those used for local tax filings.

Thomson Reuters Third Quarter Report 2026

The items described above impact the comparability of our tax expense or benefit for each period, therefore, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Tax expense	59	109	235	230
Remove: Items from above impacting comparability	20	(27)	57	39
Other adjustment:
Interim period effective tax rate normalization(1)	2	(2)	(9)	2
Total tax expense on adjusted earnings	81	80	283	271

(1) Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of discontinued operations

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Earnings from discontinued operations, net of tax	50	59	144	207

The Global Print business has been classified as discontinued operations in the third quarter of 2026 and will no longer be presented as a reportable segment. Prior-year period amounts have been revised to reflect this change. Refer to the "Global Print Transaction" subsection within the "Executive Summary - Financial Highlights" section of this management's discussion and analysis for additional information.

Earnings from discontinued operations were lower in both periods due to lower earnings in the Global Print business and net impact of earnings and losses relating to a tax indemnity due to changes in foreign exchange and interest rates associated with the indemnifying party’s credit profile. The nine-month period of 2026 also included losses recognized from the resolution of a tax dispute on a portion of the receivable balance from LSEG relating to the tax indemnity.

Net earnings, diluted EPS, adjusted earnings and adjusted EPS

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts)	2026	2025	Total	Constant Currency	2026	2025	Total	Constant Currency
IFRS Financial Measures
Net earnings	339	423	(20%)		1,246	1,170	6%
Diluted EPS	$0.78	$0.94	(17%)		$2.83	$2.59	9%
Non-IFRS Financial Measures(1)
Adjusted earnings	350	319	10%		1,220	1,096	11%
Adjusted EPS	$0.81	$0.71	14%	13%	$2.78	$2.43	14%	14%

(1)
Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS decreased in the third quarter primarily due to lower operating profit, partly offset by lower income tax expense. Net earnings and diluted EPS increased in the nine-month period primarily due to higher operating profit.

Adjusted earnings and adjusted EPS increased in both periods primarily due to higher adjusted EBITDA, partly offset by higher amortization of internally developed software and higher net interest expense.

Diluted and adjusted EPS in both periods benefited from a reduction in weighted-average common shares outstanding due to our return of capital transaction and share repurchases under our share repurchase program.

Thomson Reuters Third Quarter Report 2026

Segment results

The following is a discussion of our four reportable segments and our Corporate Center for the three and nine months ended September 30, 2026. We assess revenue growth for each segment, as well as the businesses within each segment, on a total, constant currency and an organic basis. See Appendix A of this management’s discussion and analysis for additional information on our non-IFRS financial measures.

Legal Professionals

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2026	2025	Total	Constant Currency	Organic	2026	2025	Total	Constant Currency	Organic
Recurring revenues	768	703	9%	9%	9%	2,255	2,057	10%	9%	9%
Transactions revenues	20	18	18%	20%	20%	61	56	11%	11%	12%
Revenues	788	721	9%	9%	9%	2,316	2,113	10%	9%	9%
Segment adjusted EBITDA	368	353	4%	4%		1,104	1,028	7%	7%
Segment adjusted EBITDA margin	46.6%	49.0%	(240)bp	(250)bp		47.7%	48.6%	(90)bp	(100)bp

Revenues increased in total, in constant currency, and on an organic basis in both periods. In the third quarter, revenues increased 9% on an organic basis due to 9% growth in recurring revenues (97% of the Legal Professionals segment revenues in the quarter) primarily driven by Westlaw and CoCounsel Legal and 20% growth in transactions revenues primarily driven by CLEAR. In the nine-month period, organic revenue growth of 9% was due to 9% growth in recurring revenues and 12% growth in transactions revenues driven substantially by the same products as in the third quarter.

Segment adjusted EBITDA increased 4% in the third quarter and 7% in the nine-month period. The related margin decreased 240bp to 46.6% in the third quarter and decreased 90bp to 47.7% in the nine-month period. Both periods reflected the impact of higher revenues offset by higher technology and other costs. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp in both periods.

Corporates

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2026	2025	Total	Constant Currency	Organic	2026	2025	Total	Constant Currency	Organic
Recurring revenues	468	433	8%	8%	8%	1,379	1,261	9%	8%	8%
Transactions revenues	76	56	34%	32%	23%	310	256	21%	20%	18%
Revenues	544	489	11%	11%	10%	1,689	1,517	11%	10%	10%
Segment adjusted EBITDA	197	177	11%	10%		640	564	14%	13%
Segment adjusted EBITDA margin	36.2%	36.3%	(10)bp	(40)bp		37.9%	37.2%	70bp	80bp

Revenues increased in total, in constant currency, and on an organic basis in both periods. Revenues increased 10% on an organic basis in both periods due to growth in recurring (86% of the Corporates segment revenues in the quarter) and transactions revenues. Organic recurring revenue growth of 8% in both periods was driven substantially by CoCounsel Legal, Pagero, CLEAR and the segment’s international businesses. Organic transactions revenue growth of 23% in the third quarter and 18% in the nine-month period was led by Pagero, Indirect Tax, Additive and the segment’s international businesses. Confirmation also contributed to revenue growth in the nine-month period.

Segment adjusted EBITDA increased 11% in the third quarter and 14% in the nine-month period. The related margin decreased 10bp to 36.2% in the third quarter. In the nine-month period, the related margin increased 70bp to 37.9% due to higher operating leverage. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp in the third quarter and negatively impacted segment adjusted EBITDA margin by 10bp in the nine-month period.

Thomson Reuters Third Quarter Report 2026

Tax, Audit & Accounting Professionals

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2026	2025	Total	Constant Currency	Organic	2026	2025	Total	Constant Currency	Organic
Recurring revenues	201	179	12%	10%	10%	639	571	12%	10%	10%
Transactions revenues	75	68	10%	11%	11%	358	308	16%	16%	9%
Revenues	276	247	11%	10%	10%	997	879	13%	12%	10%
Segment adjusted EBITDA	83	76	10%	8%		424	394	8%	6%
Segment adjusted EBITDA margin	30.2%	30.6%	(40)bp	(70)bp		42.5%	43.9%	(140)bp	(130)bp

Revenues increased on a total and constant currency basis in both periods. In the nine-month period, the impact of the SafeSend acquisition in 2025 also contributed to total and transactions revenue growth. In both periods, revenues increased 10% on an organic basis due to growth in recurring revenues (73% of the Tax, Audit & Accounting Professionals segment revenues in the quarter) and transactions revenues. Organic recurring revenue growth of 10% in both periods was primarily driven by tax and audit products, which include GoSystem and CoCounsel Tax, Audit & Accounting, Cloud Audit Suite, and the segment’s Latin America business. Organic transactions revenue growth of 11% in the third quarter and 9% in the nine-month period was led by SafeSend, SurePrep and Additive. UltraTax also contributed to revenue growth in the nine-month period.

Segment adjusted EBITDA increased 10% in the third quarter and 8% in the nine-month period. The related margin decreased 40bp to 30.2% in the third quarter and decreased 140bp to 42.5% in the nine-month period. Both periods reflected the impact of higher revenues offset by higher technology and other costs. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp in the third quarter and negatively impacted segment adjusted EBITDA margin by 10bp in the nine-month period.

The Tax, Audit & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters

	Three months ended September 30,					Nine months ended September 30,
			Change					Change
(millions of U.S. dollars)	2026	2025	Total	Constant Currency	Organic	2026	2025	Total	Constant Currency	Organic
Recurring revenues	188	178	5%	6%	5%	562	529	6%	6%	5%
Transactions revenues	44	29	56%	57%	56%	111	92	21%	23%	21%
Revenues	232	207	12%	13%	12%	673	621	8%	8%	7%
Segment adjusted EBITDA	56	42	37%	37%		138	126	10%	15%
Segment adjusted EBITDA margin	24.3%	19.9%	440bp	450bp		20.5%	20.2%	30bp	120bp

Revenues increased in total, in constant currency, and on an organic basis in both periods primarily due to higher generative AI content licensing revenues which were largely transactional in nature, higher Agency and Professional revenues, and a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Reuters and the Data & Analytics business of LSEG have an agreement pursuant to which Reuters supplies news and information services to LSEG through October 1, 2048. In the first nine months of 2026, Reuters recorded revenues of $311 million under this agreement, compared to $298 million in the prior-year period.

Segment adjusted EBITDA increased 37% and related margin increased 440bp to 24.3% in the third quarter primarily driven by higher transactions revenues. In the nine-month period, segment adjusted EBITDA increased 10% and the related margin increased 30bp to 20.5% due to the net impact of revenues and expenses. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp and 90bp in the third quarter and nine-month period, respectively.

Thomson Reuters Third Quarter Report 2026

Corporate Center

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Corporate Center	53	55	166	182

Corporate Center results decreased in both periods primarily due to lower costs, including content and editorial costs, related to Global Print.

Corporate Center, which was previously called Corporate costs, includes expenses for centrally managed functions, as well as certain content and editorial costs associated with our former Global Print business. Refer to the "Global Print Transaction" subsection within the "Executive Summary - Financial Highlights" section of this management's discussion and analysis for additional information.

Liquidity and Capital Resources

We continue to maintain a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. We have diverse sources of liquidity to support our ongoing operations and the achievement of our disciplined capital strategy including cash and cash equivalents, cash provided by operating activities, and the ability to issue commercial paper, issue debt securities and borrow under our credit facility. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first nine months of 2026, we received approximately $2.0 billion of net proceeds, in aggregate, from a U.S. public offering of $1.3 billion notes and Canadian private placement of C$1.0 billion notes, which were swapped to $0.7 billion. We used the net proceeds for general corporate purposes, including the repayment of borrowings under our commercial paper program. We spent $261 million on acquisitions, which substantially related to Noetica, Inc., a New York-based AI-native start-up that transforms transaction-deal data into structured market intelligence for deal professionals, repaid our $500 million 3.35% notes upon maturity, and returned $2,034 million to our common shareholders. Returns to common shareholders consisted of: (i) the repurchase of 6.2 million of our common shares for $600 million to complete our February 2026 plan to repurchase up to $600 million of our common shares under an amended Normal Course Issuer Bid (NCIB) approved by the TSX; (ii) $829 million in dividends to our common shareholders; and (iii) $605 million from return of capital and share consolidation transactions, which consisted of a special cash distribution of $1.435518 per participating common share and a share consolidation, or "reverse stock split", that reduced the number of outstanding common shares by approximately 6.5 million. Refer to the "Share repurchases – NCIB" and "Return of capital and share consolidation transactions" subsections below for additional information.

Our capital strategy approach has provided us with a strong capital structure and liquidity position, which enables us to pursue organic and inorganic opportunities in key growth segments and drive shareholder returns. Our disciplined approach and highly recurring cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We continue to target: (i) a leverage ratio of 2.5x net debt to adjusted EBITDA; (ii) a payout of 50% to 60% of our expected free cash flow as dividends to our shareholders; (iii) a return of at least 75% of our annual free cash flow to our shareholders in the form of dividends and share repurchases; and (iv) a return on invested capital (ROIC) that is double or more of our weighted-average cost of capital over time.

As of September 30, 2026, we had $1,394 million of cash and cash equivalents, and a net debt to adjusted EBITDA leverage ratio of 1.0:1, below our target leverage ratio of 2.5:1. As calculated under our credit facility covenant, our net debt to EBITDA leverage ratio as of September 30, 2026 was 0.9:1, which is also below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt repayment is in September 2028, when our $800 million 5.1% notes are due to mature.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results”.

Thomson Reuters Third Quarter Report 2026

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	$ Change	2026	2025	$ Change
Net cash provided by operating activities	599	704	(105)	2,024	1,895	129
Net cash used in investing activities	(188)	(141)	(47)	(761)	(1,079)	318
Net cash provided by (used in) financing activities	405	(607)	1,012	(380)	(2,170)	1,790
Translation adjustments	1	(2)	3	-	4	(4)
Increase (decrease) in cash and cash equivalents	817	(46)	863	883	(1,350)	2,233
Cash and cash equivalents at beginning of period	577	664	(87)	511	1,968	(1,457)
Cash and cash equivalents at end of period	1,394	618	776	1,394	618	776
Non-IFRS Financial Measure(1)
Free cash flow	408	526	(118)	1,467	1,369	98

(1)
Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities decreased by $105 million in the third quarter as cash benefits from the net impact of higher revenues and operating expenses were more than offset by certain unfavorable changes in working capital and higher income tax payments. In the nine-month period, net cash provided by operating activities increased by $129 million as the cash benefits from the net impact of higher revenues and operating expenses were partly offset by certain unfavorable changes in working capital and higher income tax payments.

Investing activities. Net cash used in investing activities of $188 million and $761 million in the third quarter and nine-month period of 2026 included $176 million and $508 million of capital expenditures, and $13 million and $261 million of acquisition spend, respectively. In the nine-month period, acquisition spend primarily included our acquisition of Noetica in February 2026.

Net cash used in investing activities of $141 million and $1,079 million in the third quarter and nine-month period of 2025, respectively, primarily included $161 million and $475 million of capital expenditures and $193 million and $823 million of acquisition spend, which included Additive in September 2025 and SafeSend in January 2025. Net cash used in investing activities was partly offset by $247 million and $252 million in proceeds related to disposals of businesses and investments, predominately from the sale of our remaining minority equity interest in the Elite business.

Financing activities. Net cash provided by financing activities of $405 million in the third quarter of 2026 reflected the net proceeds of $2,022 million, in aggregate, from our offering of U.S. notes and the private placement of Canadian notes, partly offset by $1,068 million of repayments of commercial paper, $238 million of share repurchases and $274 million of dividend payments to our common shareholders. In the nine-month period of 2026, net cash used in financing activities of $380 million reflected the repayment of our $500 million 3.35% notes, our $605 million return of capital and share consolidation transactions, $600 million of share repurchases and $829 million of dividend payments to our common shareholders. These outflows were partly offset by the $2,022 million of net proceeds from our U.S. and Canadian note issuances and $237 million of net borrowings under our commercial paper program.

Net cash used in financing activities of $607 million in the third quarter of 2025 reflected $670 million of share repurchases and $260 million of dividend payments to our common shareholders, which were partly offset by $339 million of net borrowings under our commercial paper program. In the nine-month period of 2025, net cash used in financing activities of $2,170 million included $779 million of dividend payments to our common shareholders, $670 million of share repurchases and the repayment of our C$1.4 billion (U.S. $999 million) 2.239% notes upon maturity. These outflows were partly offset by $339 million of net borrowings under our commercial paper program.

Refer to the “Commercial paper program”, “Dividends”, “Share repurchases– NCIB” and "Return of capital and share consolidation transactions" subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents were $1,394 million as of September 30, 2026 and $511 million as of December 31, 2025.

Of total cash and cash equivalents, $129 million and $140 million as of September 30, 2026 and December 31, 2025, respectively, were held in subsidiaries which have regulatory restrictions or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by our company.

Free cash flow. Free cash flow decreased by $118 million in the third quarter due to lower net cash provided by operating activities. In the nine-month period free cash flow increased $98 million due to higher net cash provided by operating activities. Both periods also included higher capital expenditures.

Thomson Reuters Third Quarter Report 2026

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

•
Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $565 million is included in “Current indebtedness” within the consolidated statement of financial position as of September 30, 2026 (December 31, 2025 - $295 million). Issuances of outstanding commercial paper reached a peak of $1,780 million during the first nine months of 2026.

•
Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2030 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2026 and December 31, 2025. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 92 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by any two of Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt plus hedging agreements, less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2026, we complied with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 0.9:1.

•
Long-term debt. In September 2026, we issued a total of US$1.3 billion and C$1.0 billion principal amount of notes (which were swapped to US$0.7 billion). The net proceeds, in aggregate, of $2,022 million were used for general corporate purposes, which included the repayment of borrowings under our commercial paper program. In May 2026, we repaid our $500 million 3.35% notes upon maturity with cash on hand and commercial paper borrowings. In May 2025, we repaid our C$1.4 billion (US$999 million) 2.239% notes upon maturity with cash on hand and settled the related cross-currency interest rate swaps.

Details of the notes issued and repaid are as follows:

Month/Year	Transaction	Principal Amount (in millions)
Private Placement	Notes issued
September 2026	4.13% Notes due 2029	C$350
September 2026	4.48% Notes due 2031	C$350
September 2026	Floating rate notes due 2029	C$300
Public
September 2026	5.10% Notes due 2028	US$800
September 2026	5.75% Notes due 2033	US$500
Notes repaid
May 2026	3.35% Notes due 2026	US$500
May 2025	2.239% Notes due 2025	C$1,400

In connection with the issuance of Canadian dollar denominated notes in September 2026, we entered into cross-currency interest rate swaps, which swap Canadian dollar denominated principal and interest payments into U.S. dollars. The swaps were designated as cash flow hedges of foreign exchange risk on the notes. The details of these instruments are set forth below.

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount (in millions)
2026 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2029	US$ 253
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2031	US$ 253
Canadian dollar floating(1)	U.S. dollar floating	Foreign exchange	2029	US$ 216

(1)
Interest rate equal to daily compounded Canadian Overnight Repo Rate Average ("CORRA") plus 76 basis points swapped to daily compounded SOFR plus 87.4 basis points.

Thomson Reuters Third Quarter Report 2026

The public U.S. dollar notes were issued under a base shelf prospectus pursuant to which Thomson Reuters Corporation (TRC) and one of its U.S. subsidiaries, TR Finance LLC (TR Finance), may collectively issue up to $3.0 billion of unsecured debt securities from time to time through April 2027. To date, $1.3 billion aggregate principal amount of debt securities have been issued under the prospectus. Any debt securities issued by TR Finance are fully and unconditionally guaranteed on an unsecured basis by TRC and West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. and consolidated subsidiary of TRC. Any debt securities issued by TRC are also guaranteed by the three U.S. subsidiary guarantors on the same basis as the TR Finance debt securities. Except for TR Finance and the subsidiary guarantors, none of TRC’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance or TRC debt securities. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance and the subsidiary guarantors.

Fixed-to-floating interest rate swaps. As of September 30, 2026, we have fixed-to-floating interest rate swaps totaling $1,050 million in notional amount, of which $415 million was entered into during the third quarter of 2026 and $640 million were entered into during the nine months ended September 30, 2026 .Additionally, $410 million notional amount of swaps were entered in September 2025. Under these arrangements, we receive a fixed rate of interest and pay a floating rate based on daily compounded SOFR plus a spread. These swaps are designated as fair value hedges for a portion of each of our $400 million principal amount of 5.50% debentures due August 2035 ($190 million hedged), $500 million principal amount of 5.85% notes due April 2040 ($450 million hedged), $119 million principal amount of 4.50% notes due May 2043 ($80 million hedged) and $350 million principal amount of 5.65% notes due November 2043 ($330 million hedged), covering the remaining term to debt maturity. The swaps were entered into as part of the Company's strategy to manage interest rate risk and the swap notional is aligned 1:1 with the portion of the debt being hedged.

In addition, we have credit support agreements with our counterparties under which one party may call on the other party to post cash collateral when the market value of the swaps exceeds specific thresholds, thus limiting credit exposure. As of September 30, 2026, we had a cash collateral receivable of $44 million (December 31, 2025 - $7 million) related to our fixed-to-floating interest rate swaps. Cash flows associated with collateral movements were classified as financing activities in the consolidated statement of cash flow.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of TRC and TR Finance's outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	S&P Global Ratings	Fitch
Long-term debt	Baa1	A-	A-
Commercial paper	P-2	A-2	F1
Trend/Outlook	Positive	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•
Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2026, we announced a 10% or $0.24 per share increase in the annualized dividend rate to $2.62 per common share (beginning with the common share dividend that we paid in March 2026). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2026	2025	2026	2025
Dividends declared per common share	$0.655	$0.595	$1.965	$1.785
Dividends declared	284	268	860	804
Dividends reinvested	(10)	(8)	(31)	(25)
Dividends paid	274	260	829	779

Thomson Reuters Third Quarter Report 2026

•
Share repurchases – NCIB. We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically executed under a NCIB program, which is approved by the TSX. The NCIB program, as amended in February 2026, allowed us to repurchase up to 16 million common shares between August 19, 2025 and August 18, 2026. In February 2026, we announced our plan to repurchase up to $600 million of our common shares and completed this program in July 2026.

We may repurchase common shares in open market transactions on the TSX, Nasdaq and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases if we receive, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that we will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Share repurchases (millions of U.S. dollars)	238	670	600	670
Shares repurchased (number in millions)	2.6	3.9	6.2	3.9
Share repurchases - average price per share	$92.61	$172.03	$97.48	$172.03

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

•
Return of capital and share consolidation transactions. On May 4, 2026, we returned $605 million to our shareholders and reduced our common shares outstanding by approximately 6.5 million shares through return of capital and share consolidation transactions, which was derived from the May 2024 sales of LSEG shares. The transactions consisted of a special cash distribution of $1.435518 per participating common share and a share consolidation, or “reverse stock split”, which reduced the number of outstanding common shares at a ratio of 1 pre-consolidated share for 0.984560 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the return of capital. The share consolidation was proportional to the special cash distribution, and the share consolidation ratio was based on the volume weighted-average trading price of our company's common shares on the Nasdaq for the five-trading day period immediately preceding the May 4, 2026 effective date. Woodbridge, the Company's principal shareholder, participated in this transaction.

Financial position

Our net assets, defined as total assets less total liabilities, were $11.2 billion as of September 30, 2026, compared to $11.9 billion as of December 31, 2025. The change during the nine-month period was due to an increase in long-term indebtedness.

As of September 30, 2026, our current assets exceeded our current liabilities by $0.3 billion primarily because of a higher balance of cash and equivalents due to the net proceeds from our U.S. and Canadian notes issued in September 2026, which are due to mature between 2028 and 2033.

Typically, our current liabilities exceed our current assets primarily because our current liabilities include a significant amount of deferred revenue. Deferred revenue arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we may reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Thomson Reuters Third Quarter Report 2026

Net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Net debt(1)	2,747	1,896
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)	2,827	2,617
Net debt / adjusted EBITDA(1)	1.0:1	0.7:1

(1)
Represent non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter. Our leverage ratio of net debt to adjusted EBITDA was below our target leverage ratio of 2.5:1. Net debt increased during the first nine months of 2026 primarily due to an increase in our long-term indebtedness which was used for general corporate purposes (refer to the “Long-term debt” section of this management’s discussion and analysis for additional information).

As of September 30, 2026, our total debt position after hedging arrangements (excluding the associated unamortized transaction costs and premiums or discounts) was $3,957 million. The maturity dates for our term debt are well balanced with no significant concentration in any one year and are scheduled to mature between 2028 and 2043. As of September 30, 2026, the average maturity of our term debt was approximately eight years at a weighted-average interest rate of 5.4%, including the impact of interest rate swaps based on the September 30, 2026 SOFR.

Off-balance sheet arrangements, commitments and contractual obligations

See the “Guarantees” section of this management’s discussion and analysis below for information on guarantees and other credit support provided by our company to 3 Times Square Associates LLC (3XSQ Associates) in connection with an amended and restated loan facility 3XSQ Associates obtained in May 2025. For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2025 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2026.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against us is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances.

Prior to December 31, 2023, we paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. We do not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because we believe our position is supported by the weight of law, we intend to vigorously defend our position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty. Payments made by us are not a reflection of our view on the merits of the case. As we expect to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, we have recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in our financial statements.

Thomson Reuters Third Quarter Report 2026

Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Guarantees

We have an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of our company and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In May 2025, 3XSQ Associates extended the maturity of its 3-year term loan facility from June 2025 for an additional 2 years to June 2027 and reduced the facility to $385 million from $415 million. The facility was obtained in 2022 to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2025 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results”.

On August 5, 2026, Thomson Reuters provided a full-year 2026 outlook for the company, which included its Global Print business (August 2026 outlook). On November 3, 2026, the company updated its 2026 full-year outlook for the total company to remove and reflect the results of its Global Print business as discontinued operations (November 2026 outlook). As a result, the financial measures presented for the total company in its November 2026 outlook were updated to reflect its expected performance on a continuing operations basis. The company's November 2026 outlook for its "Big 3" segments was unchanged from its August 2026 outlook.

In addition to the updates to reflect the November 2026 full-year outlook on a continuing operations basis, the company also raised its full-year November 2026 outlook for net interest expense to approximately $190 million representing the upper end of the $180 million - $190 million range from the company's August 2026 outlook. The company's updated outlook for net interest expense incorporates the recent debt issuance and the proceeds from the Global Print transaction. We also adjusted our November 2026 outlook for depreciation and amortization of software.

On October 1, 2026, Thomson Reuters completed the sale of a 51% stake in its Global Print business to capital accounts advised by KKR. The two parties formed a joint venture to operate the Global Print business, now operating as Westbridge Print. Beginning October 1, 2026, Westbridge Print will pay a royalty to Thomson Reuters equal to 20% of its Professional revenues (approximately 85% - 90% of its total revenues) for the exclusive license to distribute the company’s intellectual property in print and on ProView, its eBook platform. Additionally, Westbridge Print entered a multi-year agreement whereby it will reimburse us for certain transition services as the joint venture migrates to a stand-alone entity. Beginning in the fourth quarter of 2026, the royalty and transition services reimbursement are largely expected to offset the stranded costs from the separation. Overall, we expect the impact from the Global Print transaction to be approximately neutral to our adjusted EBITDA margin following the transaction close, as well as 60 - 70 basis points accretive to our annual organic revenue growth rate.

The table below presents our updated outlook for 2026 on a continuing operations basis, which excludes our Global Print business, as well as our August 2026 outlook, which includes our Global Print business. Both full-year 2026 outlooks assume constant currency rates and exclude the impact of any future acquisitions or dispositions that may occur during the remainder of the year. We believe that this type of guidance provides useful insight into the anticipated performance of its businesses.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact our ability to achieve our outlook.

Thomson Reuters Third Quarter Report 2026

	Includes Global Print		Continuing Operations
Total Thomson Reuters	2025 Reported	2026 Outlook 8/5/2026	2025 Revised	2026 Outlook 11/3/2026
Revenue growth	3%(4)	~8.0%	4%(4)	~9.5%
Organic revenue growth(1)	7%	~8.0%	8%	8.5% - 9.0%
Adjusted EBITDA margin(1)	39.2%	+100bp vs 2025	37.4%	~39%
Corporate Center(2)	$118 million	$115 - $125 million	$252 million	$190 - $195 million
Free cash flow(1)(3)	$1.95 billion	~$2.1 billion	$1.95 billion	~$2.1 billion
Accrued capital expenditures as a percentage of revenues(1)	8.2%	~8.0%	8.8%	8.5% - 9.0%
Depreciation and amortization of software	$832 million	$890 - $910 million	$823 million	~$900 million
Depreciation and amortization of internally developed software	$626 million	$680 - $690 million	$617 million	~$670 million
Amortization of acquired software	$206 million	$210 - $220 million	$206 million	~$230 million
Net interest expense	$143 million	$180 - $190 million	$143 million	~$190 million
Effective tax rate on adjusted earnings(1)	18.5%	~19%	18.8%	~19%

	Includes Global Print		Continuing Operations
“Big 3” Segments(1)	2025 Reported	2026 Outlook 8/5/2026	2025 Revised	2026 Outlook 11/3/2026
Revenue growth	4%(4)	9.5% - 10.0%	4%(4)	9.5% - 10.0%
Organic revenue growth	9%	9.5% - 10.0%	9%	9.5% - 10.0%
Adjusted EBITDA margin	43.6%	+100bp vs 2025	43.6%	+100bp vs 2025

(1)
Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.
(2)
Corporate Center includes costs for centrally managed functions and, on a continuing operations basis, certain content and editorial costs associated with our former Global Print business. Starting October 1, 2026, Corporate Center will also include a royalty paid to Thomson Reuters from Westbridge Print and fees for certain transition services as the joint venture migrates to a stand-alone entity.
(3)
Free cash flow includes continuing and discontinued operations.
(4)
Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

We expect our fourth-quarter 2026 organic revenue growth to be approximately 8% and our adjusted EBITDA margin to be approximately 42%.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our 2026 financial outlook.

Revenues
Material assumptions	Material risks
•
Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility
•
Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, audit, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity
•
Continued ability to deliver innovative products that meet evolving customer demands
•
Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives
•
Improvement in customer retention through commercial simplification efforts and customer service improvements

•
Ongoing geopolitical and macroeconomic uncertainty continue to impact the global economy. The severity and duration of this uncertainty could lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)
•
Uncertainty in the legal regulatory regime relating to AI. Enacted or potential future legislation may make it harder for us to conduct business using AI, lead to regulatory fines or penalties, require us to change product offerings or business practices, or prevent or limit our use of AI
•
Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives
•
Competitive pricing actions and product innovation could impact our revenues
•
Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Thomson Reuters Third Quarter Report 2026

Adjusted EBITDA margin
Material assumptions	Material risks
•
Our ability to achieve revenue growth targets
•
Business mix continues to shift to higher-growth product offerings
•
Integration expenses associated with recent acquisitions will reduce margins
•
Royalties and transition cost reimbursements largely offset certain retained costs of our former Global Print segment in the fourth quarter

•
Same as the risks above related to the revenue outlook
•
Higher than expected technology costs to deliver innovative solutions to our customers
•
Higher than expected inflation may lead to greater than anticipated increase in labor costs and third-party supplier costs
•
Acquisition and disposal activity may dilute adjusted EBITDA margin
•
Fourth quarter royalties and cost reimbursements do not offset certain retained costs of our former Global Print segment

Free Cash Flow
Material assumptions	Material risks
• Our ability to achieve our revenue and adjusted EBITDA margin targets • Accrued capital expenditures expected to be 8.5% - 9.0% of revenues in 2026
•
Same as the risks above related to the revenue and adjusted EBITDA margin outlook
•
A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us
•
Capital expenditures may be higher than currently expected
•
The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks
•
Our ability to achieve our adjusted EBITDA target
•
The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2025 does not significantly change in 2026
•
Minimal changes in currently enacted tax laws and treaties within the jurisdictions where we operate
•
No significant charges or benefits from the finalization of prior tax years
•
Depreciation and amortization of internally developed software of approximately $670 million in 2026
•
Net interest expense of approximately $190 million in 2026

•
Same as the risks above related to adjusted EBITDA
•
A material change in the geographical mix of our pre-tax profits and losses
•
A material change in current tax laws or treaties to which we are subject, and did not expect
•
Resolution of tax audits may cause material changes to assessments of uncertain tax positions compared to current estimates
•
Depreciation and amortization of internally developed software as well as net interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of our outlook only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Thomson Reuters Third Quarter Report 2026

Related Party Transactions

As of November 2, 2026, our principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 71% of our common shares.

In the nine months ended September 30, 2026, we contributed $7 million in cash to 3XSQ Associates pursuant to a capital call.

Except for the above transaction, there were no new significant related party transactions during the first nine months of 2026. Refer to the “Related Party Transactions” section of our 2025 annual management’s discussion and analysis, which is contained in our 2025 annual report, as well as note 32 of our 2025 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Global Print Transaction

On October 1, 2026, we closed the sale of a 51% stake in our Global Print business to capital accounts advised by KKR and retained a 49% equity interest. We received approximately $500 million in gross proceeds at closing and expect to record a pre-tax gain on the transaction in the fourth quarter of 2026. In connection with this transaction, we entered into a joint venture with KKR to operate the Global Print business, now operating as Westbridge Print (see the "Global Print Transaction" subsection within the "Executive Summary - Financial Highlights" section of this management's discussion and analysis for additional information).

We maintain intellectual property rights and full editorial control over our content portfolio. This joint venture holds an exclusive license to distribute the content in print and on ProView, the e-book platform, and will pay us a royalty equal to 20% of its Professional revenues (approximately 85% – 90% of Westbridge Print’s total revenues) for an initial period of 10 years. Westbridge Print has also entered into a multi-year agreement with our company under which it will reimburse us for certain services including technology, operations and administrative services provided during its transition to standalone operations.

As part of the transaction, the Company has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2025 annual management’s discussion and analysis, which is contained in our 2025 annual report, as well as note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2026, for information regarding changes in accounting policies and recent accounting pronouncements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2025 annual management’s discussion and analysis, which is contained in our 2025 annual report, for additional information. Since the date of our 2025 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop, among other factors. While we are closely monitoring these conditions to assess potential impacts on our businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

Additional Information

Basis of presentation

Revisions to segment results

On October 1, 2026, Thomson Reuters completed the sale of a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print. In three-month and nine-month periods ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior-year period amounts have been revised to reflect this change. See previous news release, "Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction" available in the Investor Relations section of thomsonreuters.com and also filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).

Thomson Reuters Third Quarter Report 2026

In the first quarter of 2026, we changed our segment reporting to reflect how we currently manage our segments. The change reflects the transfer of certain customers and their related revenues and expenses among our Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. These changes impact the financial results of our segments, but do not change our consolidated financial results. The following summarizes the changes to the applicable segment's reported amounts.

Three months ended September 30, 2025

•
Legal Professionals revenues decreased $7 million to $721 million, adjusted EBITDA decreased $1 million to $353 million and adjusted EBITDA margin increased 30 basis points to 49.0%;
•
Corporates revenues increased $11 million to $489 million, adjusted EBITDA increased $3 million to $177 million and adjusted EBITDA margin decreased 20 basis points to 36.3%; and
•
Tax, Audit & Accounting Professionals revenues decreased $4 million to $247 million, adjusted EBITDA decreased $2 million to $76 million and adjusted EBITDA margin decreased 60 basis points to 30.6%.

Nine months ended September 30, 2025

•
Legal Professionals revenues decreased $17 million to $2,113 million, adjusted EBITDA decreased $1 million to $1,028 million and adjusted EBITDA margin increased 30 basis points to 48.6%;
•
Corporates revenues increased $26 million to $1,517 million, adjusted EBITDA increased $8 million to $564 million and adjusted EBITDA margin decreased 10 basis points to 37.2%; and
•
Tax, Audit & Accounting Professionals revenues decreased $9 million to $879 million, adjusted EBITDA decreased $7 million to $394 million and adjusted EBITDA margin decreased 30 basis points to 43.9%.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There was no change in our internal control over financial reporting during the third quarter of 2026 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of November 2, 2026, we had outstanding 433,458,865 common shares, 6,000,000 Series II preference shares, 1,859,838 stock options and a total of 2,131,135 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2025 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR+ at sedarplus.ca and in the United States with the SEC at sec.gov.

Thomson Reuters Third Quarter Report 2026

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2026 business outlook section, statements related to the closing of the October 1, 2026 Global Print transaction and the corresponding joint venture royalty arrangement and transition services agreement, the provision of certain financial support to KKR, the expected financial impacts from, and pre-tax gain on, the transaction, and statements related to the Company’s intentions to target a leverage ratio of 2.5x net debt to adjusted EBITDA, a dividend payout ratio of between 50% to 60% of its free cash flow, to return at least 75% of free cash flow annually in the form of dividends and share repurchases, as well as its target to earn a ROIC that is double or more of its weighted-average cost of capital over time, the Company’s expectations regarding refunds on amounts paid to HMRC, and other expectations regarding its liquidity and capital resources. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the Company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2025 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. SEC. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company's business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Third Quarter Report 2026

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations
Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal planning purposes.	Capital expenditures

Thomson Reuters Third Quarter Report 2026

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted EPS
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax expense or benefit plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Our effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Tax expense

Thomson Reuters Third Quarter Report 2026

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to manage risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. Since we plan to hold our debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure
Free cash flow
Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at constant currency

Applicable measures where changes are reported before the impact of foreign currency or at constant currency

IFRS Measures:

•
Revenues
•
Operating expenses

 Non-IFRS Measures and ratios:

•
Adjusted EBITDA and adjusted EBITDA margin
•
Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at constant currency or excluding the effects of currency), which is determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Thomson Reuters Third Quarter Report 2026

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes in revenues computed on an organic basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

•
For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.
•
For dispositions, we calculate organic growth only for the time we owned the business in the current period, compared to the same period in the prior year.
	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues
“Big 3” segments
Our combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 89% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Thomson Reuters Third Quarter Report 2026

Appendix B

This appendix provides reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measure for the three and nine months ended September 30, 2026 and 2025, and year ended December 31, 2025.

In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior period amounts have been revised to reflect this change. The year ended December 31, 2025 periods include both the previously reported amounts and the revised amounts reflecting the Global Print business as discontinued operations. Refer to the "Global Print Transaction" subsection within the "Executive Summary - Financial Highlights" section of this management's discussion and analysis for additional information.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
(millions of U.S. dollars)	2026	2025	2026	2025	2025 - Reported	2025 - Revised
Earnings from continuing operations	289	364	1,102	963	1,483	1,225
Adjustments to remove:
Tax expense	59	109	235	230	423	372
Other finance (income) costs	(2)	(7)	(19)	51	55	55
Net interest expense	51	38	137	103	143	143
Amortization of other identifiable intangible assets	23	24	72	73	98	98
Amortization of software	202	181	596	533	721	720
Depreciation	24	26	75	77	111	103
EBITDA	646	735	2,198	2,030	3,034	2,716
Adjustments to remove:
Share of post-tax losses in equity method investments	5	13	16	23	28	28
Other operating losses (gains), net	1	(160)	(72)	(162)	(164)	(165)
Fair value adjustments(1)	(1)	5	(2)	39	38	38
Adjusted EBITDA	651	593	2,140	1,930	2,936	2,617
Deduct: Accrued capital expenditures	(178)	(164)	(518)	(459)	(616)	(614)
Adjusted EBITDA less accrued capital expenditures	473	429	1,622	1,471	2,320	2,003
Adjusted EBITDA margin	35.5%	35.8%	37.9%	37.6%	39.2%	37.4%
Adjusted EBITDA less accrued capital expenditures margin	25.8%	25.8%	28.7%	28.6%	31.0%	28.6%

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
(millions of U.S. dollars)	2026	2025	2026	2025	2025 - Reported	2025 - Revised
Capital expenditures	176	161	508	475	634	632
Remove: IFRS adjustment to cash basis	2	3	10	(16)	(18)	(18)
Accrued capital expenditures	178	164	518	459	616	614
Accrued capital expenditures as a percentage of revenues	n/a	n/a	n/a	n/a	8.2%	8.8%

Thomson Reuters Third Quarter Report 2026

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
(millions of U.S. dollars, except per share amounts and share data)	2026	2025	2026	2025	2025 - Reported	2025 - Revised
Net earnings	339	423	1,246	1,170	1,502	1,502
Adjustments to remove:
Fair value adjustments(1)	(1)	5	(2)	39	38	38
Amortization of acquired software	58	52	174	153	206	206
Amortization of other identifiable intangible assets	23	24	72	73	98	98
Other operating losses (gains), net	1	(160)	(72)	(162)	(164)	(165)
Other finance (income) costs	(2)	(7)	(19)	51	55	55
Share of post-tax losses in equity method investments	5	13	16	23	28	28
Tax on above items(2)	(18)	16	(51)	(30)	(35)	(35)
Tax items impacting comparability(2)	(2)	11	(6)	(9)	57	57
Earnings from discontinued operations, net of tax	(50)	(59)	(144)	(207)	(19)	(277)
Interim period effective tax rate normalization(2)	(2)	2	9	(2)	-	-
Dividends declared on preference shares	(1)	(1)	(3)	(3)	(4)	(4)
Adjusted earnings	350	319	1,220	1,096	1,762	1,503
Adjusted EPS	$0.81	$0.71	$2.78	$2.43	$3.92	$3.34
Diluted weighted-average common shares (millions)	434.0	450.3	439.1	450.8	449.5	449.5

(1)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.
(2)
For three and nine months ended September 30, 2026 and 2025, see the “Results of Operations - Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of full-year effective tax rate on adjusted earnings

	Year ended December 31,	Year ended December 31,
(millions of U.S. dollars)	2025 - Reported	2025 - Revised
Adjusted earnings	1,762	1,503
Plus: Dividends declared on preference shares	4	4
Plus: Tax expense on adjusted earnings	401	350
Pre-tax adjusted earnings	2,167	1,857

IFRS tax expense	423	372
Remove tax related to:
Amortization of acquired software	46	46
Amortization of other identifiable intangible assets	23	23
Share of post-tax losses in equity method investments	2	2
Other finance costs	2	2
Other operating gains, net	(43)	(43)
Other items	5	5
Subtotal - Remove tax benefit on pre-tax items removed from adjusted earnings	35	35
Remove: Tax items impacting comparability	(57)	(57)
Total - Remove all items impacting comparability	(22)	(22)
Tax expense on adjusted earnings	401	350
Effective tax rate on adjusted earnings	18.5%	18.8%

Thomson Reuters Third Quarter Report 2026

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
(millions of U.S. dollars)	2026	2025	2026	2025	2025 - Reported	2025 - Revised
Net cash provided by operating activities(1)	599	704	2,024	1,895	2,651	2,651
Capital expenditures	(176)	(161)	(508)	(475)	(634)	(632)
Other investing activities	1	-	1	1	1	1
Payments of lease principal	(15)	(14)	(45)	(47)	(64)	(63)
Capital expenditures and payments of lease principal from discontinued operations	-	(2)	(2)	(2)	-	(3)
Dividends paid on preference shares	(1)	(1)	(3)	(3)	(4)	(4)
Free cash flow	408	526	1,467	1,369	1,950	1,950

(1)
Includes operating cash flows from discontinued operations of $52 million, $69 million, $169 million, $198 million and $274 million in the three months ended September 30, 2026 and 2025, nine months ended September 30, 2026 and 2025 and the year ended December 31, 2025 - Revised, respectively.

Reconciliation of net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Current indebtedness	565	795
Long-term indebtedness	3,247	1,328
Total debt	3,812	2,123
Swaps	108	16
Total debt after swaps	3,920	2,139
Remove fair value adjustments for hedges	(1)	(2)
Total debt after hedging arrangements	3,919	2,137
Collateral assets	(44)	(7)
Remove transaction costs, premiums or discounts, included in the carrying value of debt	38	28
Add: Lease liabilities (current and non-current)	228	249
Less: Cash and cash equivalents	(1,394)	(511)
Net debt	2,747	1,896
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)	2,827	2,617
Net debt/adjusted EBITDA(1)	1.0:1	0.7:1

(1)
Revised to reflect the Global Print business as discontinued operations for the year ended December 31, 2025..

Thomson Reuters Third Quarter Report 2026

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/disposals (organic basis)

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2026	2025	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ (Disposals)	Organic
Revenues
Legal Professionals	788	721	9%	-	9%	-	9%
Corporates	544	489	11%	-	11%	1%	10%
Tax, Audit & Accounting Professionals	276	247	11%	1%	10%	-	10%
"Big 3" Segments Combined	1,608	1,457	10%	-	10%	-	10%
Reuters	232	207	12%	-	13%	-	12%
Eliminations/Rounding	(7)	(6)
Total Revenues	1,833	1,658	10%	-	10%	-	10%
Recurring Revenues
Legal Professionals	768	703	9%	-	9%	-	9%
Corporates	468	433	8%	-	8%	-	8%
Tax, Audit & Accounting Professionals	201	179	12%	2%	10%	-	10%
"Big 3" Segments Combined	1,437	1,315	9%	-	9%	-	9%
Reuters	188	178	5%	-	6%	-	5%
Eliminations/Rounding	(7)	(6)
Total Recurring Revenues	1,618	1,487	9%	-	8%	-	8%
Transactions Revenues
Legal Professionals	20	18	18%	(1%)	20%	-	20%
Corporates	76	56	34%	2%	32%	9%	23%
Tax, Audit & Accounting Professionals	75	68	10%	(1%)	11%	-	11%
"Big 3" Segments Combined	171	142	21%	-	20%	4%	17%
Reuters	44	29	56%	(1%)	57%	1%	56%
Eliminations/Rounding	-	-
Total Transactions Revenues	215	171	27%	-	26%	3%	23%

Thomson Reuters Third Quarter Report 2026

	Nine months ended September 30,
			Change
(millions of U.S. dollars)	2026	2025	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ (Disposals)	Organic
Revenues
Legal Professionals	2,316	2,113	10%	1%	9%	-	9%
Corporates	1,689	1,517	11%	1%	10%	-	10%
Tax, Audit & Accounting Professionals	997	879	13%	1%	12%	2%	10%
"Big 3" Segments Combined	5,002	4,509	11%	1%	10%	1%	9%
Reuters	673	621	8%	-	8%	1%	7%
Eliminations/Rounding	(24)	(17)
Total Revenues	5,651	5,113	11%	1%	10%	1%	9%
Recurring Revenues
Legal Professionals	2,255	2,057	10%	1%	9%	-	9%
Corporates	1,379	1,261	9%	1%	8%	-	8%
Tax, Audit & Accounting Professionals	639	571	12%	2%	10%	-	10%
"Big 3" Segments Combined	4,273	3,889	10%	1%	9%	-	9%
Reuters	562	529	6%	-	6%	1%	5%
Eliminations/Rounding	(21)	(17)
Total Recurring Revenues	4,814	4,401	9%	1%	8%	-	8%
Transactions Revenues
Legal Professionals	61	56	11%	-	11%	(1%)	12%
Corporates	310	256	21%	1%	20%	3%	18%
Tax, Audit & Accounting Professionals	358	308	16%	-	16%	7%	9%
"Big 3" Segments Combined	729	620	18%	-	17%	5%	13%
Reuters	111	92	21%	(1%)	23%	2%	21%
Eliminations/Rounding	(3)	-
Total Transactions Revenues	837	712	18%	-	18%	4%	13%

	Year ended December 31,
			Change
(millions of U.S. dollars)	2025	2024	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ (Disposals)	Organic
Revenues
Legal Professionals	2,843	2,902	(2%)	-	(2%)	(10%)	8%
Corporates	2,023	1,875	8%	-	7%	(1%)	9%
Tax, Audit & Accounting Professionals	1,291	1,154	12%	(1%)	13%	3%	11%
"Big 3" Segments Combined	6,157	5,931	4%	-	4%	(5%)	9%
Reuters	853	832	3%	1%	2%	1%	1%
Eliminations/Rounding	(24)	(24)
Total Revenues - Revised	6,986	6,739	4%	-	4%	(4%)	8%

Total Revenues including Global Print (Reported)	7,476	7,258	3%	-	3%	(4%)	7%

Thomson Reuters Third Quarter Report 2026

Reconciliation of changes in adjusted EBITDA and the related margin, consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	368	353	4%	-	4%
Corporates	197	177	11%	1%	10%
Tax, Audit & Accounting Professionals	83	76	10%	2%	8%
"Big 3" Segments Combined	648	606	7%	1%	6%
Reuters	56	42	37%	-	37%
Corporate Center	(53)	(55)	n/a	n/a	n/a
Total Adjusted EBITDA	651	593	10%	-	9%
Adjusted EBITDA Margin
Legal Professionals	46.6%	49.0%	(240)bp	10bp	(250)bp
Corporates	36.2%	36.3%	(10)bp	30bp	(40)bp
Tax, Audit & Accounting Professionals	30.2%	30.6%	(40)bp	30bp	(70)bp
"Big 3" Segments Combined	40.3%	41.7%	(140)bp	10bp	(150)bp
Reuters	24.3%	19.9%	440bp	(10)bp	450bp
Total Adjusted EBITDA Margin	35.5%	35.8%	(30)bp	-	(30)bp
Operating expenses	1,181	1,070	10%	-	10%
Adjusted EPS	$0.81	$0.71	14%	1%	13%

	Nine months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	1,104	1,028	7%	1%	7%
Corporates	640	564	14%	1%	13%
Tax, Audit & Accounting Professionals	424	394	8%	1%	6%
"Big 3" Segments Combined	2,168	1,986	9%	1%	8%
Reuters	138	126	10%	(5%)	15%
Corporate Center	(166)	(182)	n/a	n/a	n/a
Total Adjusted EBITDA	2,140	1,930	11%	-	10%
Adjusted EBITDA Margin
Legal Professionals	47.7%	48.6%	(90)bp	10bp	(100)bp
Corporates	37.9%	37.2%	70bp	(10)bp	80bp
Tax, Audit & Accounting Professionals	42.5%	43.9%	(140)bp	(10)bp	(130)bp
"Big 3" Segments Combined	43.3%	43.9%	(60)bp	(10)bp	(50)bp
Reuters	20.5%	20.2%	30bp	(90)bp	120bp
Total Adjusted EBITDA Margin	37.9%	37.6%	30bp	(10)bp	40bp
Operating expenses	3,509	3,222	9%	-	9%
Adjusted EPS	$2.78	$2.43	14%	1%	14%

Thomson Reuters Third Quarter Report 2026

“Big 3” segments and consolidated adjusted EBITDA and the related margins

	Year ended December 31,
(millions of U.S. dollars)	2025 - Reported	2025 - Revised
Adjusted EBITDA
Legal Professionals	1,354	1,354
Corporates	727	727
Tax, Audit & Accounting Professionals	614	614
"Big 3" Segments Combined	2,695	2,695
Reuters	174	174
Global Print	185	-
Corporate Center	(118)	(252)
Total Adjusted EBITDA	2,936	2,617
"Big 3" Segments Combined
Adjusted EBITDA	2,695	2,695
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	6,177	6,177
Adjusted EBITDA margin	43.6%	43.6%
Consolidated
Adjusted EBITDA	2,936	2,617
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	7,496	7,006
Adjusted EBITDA margin	39.2%	37.4%

Thomson Reuters Third Quarter Report 2026

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

(millions of U.S. dollars)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin
Three months ended September 30, 2026
Legal Professionals	788	-	788	368	46.6%
Corporates	544	-	544	197	36.2%
Tax, Audit & Accounting Professionals	276	-	276	83	30.2%
"Big 3" Segments Combined	1,608	-	1,608	648	40.3%
Reuters	232	-	232	56	24.3%
Eliminations/Rounding	(7)	-	(7)	-	n/a
Corporate Center	-	-	-	(53)	n/a
Consolidated totals	1,833	-	1,833	651	35.5%

Nine months ended September 30, 2026
Legal Professionals	2,316	-	2,316	1,104	47.7%
Corporates	1,689	-	1,689	640	37.9%
Tax, Audit & Accounting Professionals	997	-	997	424	42.5%
"Big 3" Segments Combined	5,002	-	5,002	2,168	43.3%
Reuters	673	-	673	138	20.5%
Eliminations/Rounding	(24)	-	(24)	-	n/a
Corporate Center	-	-	-	(166)	n/a
Consolidated totals	5,651	-	5,651	2,140	37.9%

Three months ended September 30, 2025
Legal Professionals	721	-	721	353	49.0%
Corporates	489	-	489	177	36.3%
Tax, Audit & Accounting Professionals	247	-	247	76	30.6%
"Big 3" Segments Combined	1,457	-	1,457	606	41.7%
Reuters	207	-	207	42	19.9%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate Center	-	-	-	(55)	n/a
Consolidated totals	1,658	-	1,658	593	35.8%

Nine months ended September 30, 2025
Legal Professionals	2,113	-	2,113	1,028	48.6%
Corporates	1,517	-	1,517	564	37.2%
Tax, Audit & Accounting Professionals	879	20	899	394	43.9%
"Big 3" Segments Combined	4,509	20	4,529	1,986	43.9%
Reuters	621	-	621	126	20.2%
Eliminations/Rounding	(17)	-	(17)	-	n/a
Corporate Center	-	-	-	(182)	n/a
Consolidated totals	5,113	20	5,133	1,930	37.6%

Thomson Reuters Third Quarter Report 2026

Appendix C

Quarterly information (unaudited)

In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior period amounts have been revised to reflect this change. Refer to the Global Print Transaction subsection within the "Executive Summary - Financial Highlights" section of this management's discussion and analysis for additional information.

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended
(millions of U.S. dollars, except per share amounts)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Revenues	1,833	1,843	1,975	1,873	1,658	1,671	1,784	1,765
Operating profit	402	498	571	453	517	365	488	625
Earnings from continuing operations	289	393	420	262	364	237	362	528
Earnings from discontinued operations, net of tax	50	55	39	70	59	76	72	59
Net earnings	339	448	459	332	423	313	434	587
Earnings attributable to common shareholders	339	448	459	332	423	313	434	587

Basic earnings per share
From continuing operations	$0.66	$0.89	$0.94	$0.59	$0.81	$0.52	$0.80	$1.17
From discontinued operations	0.12	0.13	0.09	0.15	0.13	0.17	0.16	0.13
	$0.78	$1.02	$1.03	$0.74	$0.94	$0.69	$0.96	$1.30
Diluted earnings per share
From continuing operations	$0.66	$0.89	$0.94	$0.59	$0.81	$0.52	$0.80	$1.17
From discontinued operations	0.12	0.13	0.09	0.15	0.13	0.17	0.16	0.13
	$0.78	$1.02	$1.03	$0.74	$0.94	$0.69	$0.96	$1.30

Revenues - Our company revenues on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax, Audit & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues. Our revenues reflected growth in recurring revenues and transactions revenues, including acquisitions. Our fourth quarter 2024 revenues included amounts related to FindLaw and other non-core businesses, which were sold in December 2024.

Operating profit - Our operating profit does not tend to be significantly impacted by seasonality. As most of our operating expenses are fixed over the short-to-medium term, we generally become more profitable when our revenues increase. When our revenues decline, we generally become less profitable. The increase in operating profit in the third quarter of 2025 reflected an other operating gain on the sale of our remaining minority equity interest in the Elite business and the fourth quarter of 2024 reflected the gains on sales of FindLaw and other non-core businesses.

Net earnings – Net earnings in the third quarter of 2025 reflected a gain on sale of our remaining equity interest in Elite, and the fourth quarter of 2024 included a gain on sale of FindLaw.

Thomson Reuters Third Quarter Report 2026

Appendix D

Subsidiary Issuer and Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Subsidiary Guarantors), of any debt securities issued by TR Finance LLC (referred to as the Subsidiary Issuer) under a trust indenture dated as of March 20, 2025, entered into between Thomson Reuters Corporation, TR Finance LLC, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas, and the full and unconditional guarantee by the Subsidiary Guarantors of certain outstanding debt securities issued by Thomson Reuters Corporation under a second amended and restated trust indenture dated as of March 20, 2025, entered into between Thomson Reuters Corporation, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas, and any debt securities issued by Thomson Reuters Corporation under a trust indenture to be entered into between Thomson Reuters Corporation, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas in connection with any future offering of debt securities issued by Thomson Reuters Corporation and guaranteed by the Subsidiary Guarantors. Guarantees by the Subsidiary Guarantors may be subject to customary release provisions in connection with a merger, consolidation or sale of assets.

TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation. TR Finance LLC is a financing vehicle for Thomson Reuters Corporation and its consolidated subsidiaries. TR Finance LLC has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. In connection with each issuance of debt securities by TR Finance LLC to date, TR Finance LLC has loaned the proceeds thereof to, and in connection with each future issuance of debt securities by TR Finance LLC, TR Finance LLC expects that the proceeds thereof will be loaned to the Subsidiary Guarantors, and/or U.S. affiliates that are direct or indirect shareholders of the Subsidiary Guarantors. TR Finance LLC expects to be able to pay interest, premiums, operating expenses and to meet its debt obligations using interest income from the affiliate loans and will be further supported by guarantees provided by the Subsidiary Guarantors and Thomson Reuters Corporation. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations depends upon the ability of the Subsidiary Guarantors and/or such other U.S. affiliates to pay interest and meet debt obligations under the affiliate loans and upon the credit support of the Subsidiary Guarantors and Thomson Reuters Corporation.

The tables below contain condensed consolidating financial information for the following:

•
Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
•
Subsidiary Issuer – TR Finance LLC
•
Subsidiary Guarantors on a combined basis
•
Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC or Thomson Reuters Corporation debt securities
•
Eliminations – Consolidating adjustments
•
Thomson Reuters on a consolidated basis

The Subsidiary Guarantors referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

•
Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax, Audit & Accounting Professionals and Corporates businesses;
•
Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax, Audit & Accounting Professionals and Corporates businesses; and
•
West Publishing Corporation, which operates part of the Company’s Legal Professionals and Corporates businesses, and the Global Print business through September 30, 2026.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Subsidiary Guarantors and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

Thomson Reuters Third Quarter Report 2026

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for subsidiary issuer and guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2026, our 2025 annual consolidated financial statements, as well as our 2025 annual management’s discussion and analysis, which are included in our 2025 annual report.

In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior period income statement amounts have been revised to reflect this change and other reclassifications.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended September 30, 2026
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	419	1,636	(222)	1,833
Operating expenses	(3)	-	(308)	(1,092)	222	(1,181)
Depreciation	-	-	(6)	(18)	-	(24)
Amortization of software	-	-	-	(216)	14	(202)
Amortization of other identifiable intangible assets	-	-	(9)	(14)	-	(23)
Other operating gains (losses), net	1	-	(2)	-	-	(1)
Operating (loss) profit	(2)	-	94	296	14	402
Finance (costs) income, net:
Net interest expense	(13)	(25)	(1)	(12)	-	(51)
Other finance income (costs)	2	(1)	-	1	-	2
Intercompany net interest income (expense)	83	26	(11)	(98)	-	-
Income before tax and equity method investments	70	-	82	187	14	353
Share of post-tax losses in equity method investments	-	-	-	(5)	-	(5)
Share of post-tax earnings in subsidiaries	284	-	5	76	(365)	-
Tax expense	(15)	-	(20)	(22)	(2)	(59)
Earnings from continuing operations	339	-	67	236	(353)	289
Earnings from discontinued operations, net of tax	-	-	14	48	(12)	50
Net earnings	339	-	81	284	(365)	339
Earnings attributable to common shareholders	339	-	81	284	(365)	339

Thomson Reuters Third Quarter Report 2026

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended September 30, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	424	1,435	(201)	1,658
Operating expenses	-	-	(326)	(945)	201	(1,070)
Depreciation	-	-	(6)	(20)	-	(26)
Amortization of software	-	-	(15)	(166)	-	(181)
Amortization of other identifiable intangible assets	-	-	(11)	(13)	-	(24)
Other operating gains, net	-	-	54	106	-	160
Operating profit	-	-	120	397	-	517
Finance (costs) income, net:
Net interest expense	(4)	(21)	-	(13)	-	(38)
Other finance income (costs)	33	(2)	-	(24)	-	7
Intercompany net interest income (expense)	24	23	(10)	(37)	-	-
Income before tax and equity method investments	53	-	110	323	-	486
Share of post-tax losses in equity method investments	-	-	-	(13)	-	(13)
Share of post-tax earnings in subsidiaries	375	-	100	104	(579)	-
Tax expense	(5)	-	(14)	(90)	-	(109)
Earnings from continuing operations	423	-	196	324	(579)	364
Earnings from discontinued operations, net of tax	-	-	8	51	-	59
Net earnings	423	-	204	375	(579)	423
Earnings attributable to common shareholders	423	-	204	375	(579)	423

Thomson Reuters Third Quarter Report 2026

CONDENSED CONSOLIDATING INCOME STATEMENT

	Nine months ended September 30, 2026
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	1,331	5,010	(690)	5,651
Operating expenses	(11)	-	(981)	(3,207)	690	(3,509)
Depreciation	-	-	(16)	(59)	-	(75)
Amortization of software	-	-	-	(640)	44	(596)
Amortization of other identifiable intangible assets	-	-	(31)	(41)	-	(72)
Other operating (losses) gains, net	-	-	(2)	74	-	72
Operating (loss) profit	(11)	-	301	1,137	44	1,471
Finance (costs) income, net:
Net interest expense	(31)	(71)	(2)	(33)	-	(137)
Other finance income (costs)	23	(2)	-	(2)	-	19
Intercompany net interest income (expense)	204	72	(32)	(244)	-	-
Income (loss) before tax and equity method investments	185	(1)	267	858	44	1,353
Share of post-tax losses in equity method investments	-	-	-	(16)	-	(16)
Share of post-tax earnings in subsidiaries	1,110	-	21	239	(1,370)	-
Tax expense	(49)	-	(53)	(127)	(6)	(235)
Earnings (loss) from continuing operations	1,246	(1)	235	954	(1,332)	1,102
Earnings from discontinued operations, net of tax	-	-	25	131	(12)	144
Net earnings (loss)	1,246	(1)	260	1,085	(1,344)	1,246
Earnings (loss) attributable to common shareholders	1,246	(1)	260	1,085	(1,344)	1,246

Thomson Reuters Third Quarter Report 2026

CONDENSED CONSOLIDATING INCOME STATEMENT

	Nine months ended September 30, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	1,312	4,434	(633)	5,113
Operating expenses	(10)	-	(1,002)	(2,843)	633	(3,222)
Depreciation	-	-	(16)	(61)	-	(77)
Amortization of software	-	-	(29)	(504)	-	(533)
Amortization of other identifiable intangible assets	-	-	(32)	(41)	-	(73)
Other operating gains, net	-	-	63	110	(11)	162
Operating (loss) profit	(10)	-	296	1,095	(11)	1,370
Finance (costs) income, net:
Net interest (expense) income	(36)	(46)	2	(23)	-	(103)
Other finance costs	(51)	(2)	-	(30)	32	(51)
Intercompany net interest income (expense)	79	48	(34)	(93)	-	-
(Loss) income before tax and equity method investments	(18)	-	264	949	21	1,216
Share of post-tax losses in equity method investments	-	-	-	(23)	-	(23)
Share of post-tax earnings in subsidiaries	1,179	-	115	234	(1,528)	-
Tax benefit (expense)	9	-	(52)	(179)	(8)	(230)
Earnings from continuing operations	1,170	-	327	981	(1,515)	963
Earnings from discontinued operations, net of tax	-	-	22	185	-	207
Net earnings	1,170	-	349	1,166	(1,515)	1,170
Earnings attributable to common shareholders	1,170	-	349	1,166	(1,515)	1,170

Thomson Reuters Third Quarter Report 2026

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	September 30, 2026
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	4	1	375	1,014	-	1,394
Trade and other receivables	1	-	83	1,070	-	1,154
Intercompany receivables	5,524	602	496	6,056	(12,678)	-
Other financial assets	-	44	62	29	-	135
Prepaid expenses and other current assets	-	-	166	255	-	421
Current assets excluding assets held for sale	5,529	647	1,182	8,424	(12,678)	3,104
Assets held for sale	-	-	245	108	-	353
Current assets	5,529	647	1,427	8,532	(12,678)	3,457
Property and equipment, net	-	-	96	207	-	303
Software, net	-	-	1	1,812	(149)	1,664
Other identifiable intangible assets, net	-	-	921	2,113	-	3,034
Goodwill	-	-	4,221	3,636	-	7,857
Equity method investments	-	-	-	163	-	163
Other financial assets	190	-	-	290	-	480
Other non-current assets	-	-	105	608	-	713
Intercompany receivables	-	1,995	65	37	(2,097)	-
Investments in subsidiaries	12,523	-	631	5,031	(18,185)	-
Deferred tax	188	3	-	1,026	20	1,237
Total assets	18,430	2,645	7,467	23,455	(33,089)	18,908

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	565	-	-	-	-	565
Payables, accruals and provisions	32	29	234	776	-	1,071
Current tax liabilities	-	-	-	247	-	247
Deferred revenue	-	-	156	1,035	-	1,191
Intercompany payables	5,770	29	278	6,601	(12,678)	-
Other financial liabilities	-	-	11	70	-	81
Current liabilities excluding liabilities associated with assets held for sale	6,367	58	679	8,729	(12,678)	3,155
Liabilities associated with assets held for sale	-	-	22	12	-	34
Current liabilities	6,367	58	701	8,741	(12,678)	3,189
Long-term indebtedness	818	2,463	-	-	(34)	3,247
Provisions and other non-current liabilities	5	-	4	604	-	613
Other financial liabilities	16	92	57	111	-	276
Intercompany payables	-	38	778	1,281	(2,097)	-
Deferred tax	-	-	265	90	4	359
Total liabilities	7,206	2,651	1,805	10,827	(14,805)	7,684
Equity
Total equity	11,224	(6)	5,662	12,628	(18,284)	11,224
Total liabilities and equity	18,430	2,645	7,467	23,455	(33,089)	18,908

Thomson Reuters Third Quarter Report 2026

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2025
(millions of U.S. dollars)	Parent	Subsidiary Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	8	-	65	438	-	511
Trade and other receivables	-	-	260	883	-	1,143
Intercompany receivables	1,145	454	493	1,540	(3,632)	-
Other financial assets	-	7	60	27	-	94
Prepaid expenses and other current assets	-	-	199	281	-	480
Current assets excluding assets held for sale	1,153	461	1,077	3,169	(3,632)	2,228
Assets held for sale	-	-	-	-	-	-
Current assets	1,153	461	1,077	3,169	(3,632)	2,228
Property and equipment, net	-	-	138	223	-	361
Software, net	-	-	1	1,823	(179)	1,645
Other identifiable intangible assets, net	-	-	952	2,150	-	3,102
Goodwill	-	-	4,422	3,491	-	7,913
Equity method investments	-	-	-	202	-	202
Other financial assets	163	-	2	301	-	466
Other non-current assets	-	-	96	584	-	680
Intercompany receivables	-	1,267	57	-	(1,324)	-
Investments in subsidiaries	12,044	-	545	4,708	(17,297)	-
Deferred tax	238	3	-	1,081	21	1,343
Total assets	13,598	1,731	7,290	17,732	(22,411)	17,940

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	354	439	-	-	2	795
Payables, accruals and provisions	35	18	262	775	-	1,090
Current tax liabilities	-	-	-	224	-	224
Deferred revenue	-	-	284	967	-	1,251
Intercompany payables	1,172	17	362	2,081	(3,632)	-
Other financial liabilities	-	-	14	94	-	108
Current liabilities excluding liabilities associated with assets held for sale	1,561	474	922	4,141	(3,630)	3,468
Liabilities associated with assets held for sale	-	-	-	-	-	-
Current liabilities	1,561	474	922	4,141	(3,630)	3,468
Long-term indebtedness	118	1,245	-	-	(35)	1,328
Provisions and other non-current liabilities	5	-	4	647	-	656
Other financial liabilities	-	16	70	124	-	210
Intercompany payables	-	-	778	546	(1,324)	-
Deferred tax	-	-	263	96	5	364
Total liabilities	1,684	1,735	2,037	5,554	(4,984)	6,026
Equity
Total equity	11,914	(4)	5,253	12,178	(17,427)	11,914
Total liabilities and equity	13,598	1,731	7,290	17,732	(22,411)	17,940

Thomson Reuters Third Quarter Report 2026

The following supplemental financial information is also being provided in accordance with Article 13 of Regulation S-X in respect of debt securities issued by the Subsidiary Issuer, which are fully and unconditionally guaranteed by the Parent and the Subsidiary Guarantors, and debt securities issued by the Parent, which are fully and unconditionally guaranteed by the Subsidiary Guarantors (in each case, as described above).

Set forth below is summarized financial information of the Parent, Subsidiary Issuer and Subsidiary Guarantors (collectively, the Obligor Group) and Parent and Subsidiary Guarantors (collectively, the Obligor Group excluding Subsidiary Issuer) as presented on a combined basis with intercompany balances and transactions between entities in the Obligor Group and Obligor Group excluding Subsidiary Issuer eliminated. Investments in and equity in earnings of the non-obligor group, which are not members of these groups and financial information of the non-obligor group have been excluded from the summarized financial information. In addition, the Obligor Group and the Obligor Group excluding Subsidiary Issuer’s amounts due to, amounts due from and transactions with each respective non-obligor group are presented below.

In the nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior period summarized income statement amounts have been revised to reflect this change and other reclassifications.

SUMMARIZED INCOME STATEMENT

	Nine months ended September 30, 2026
(millions of U.S. dollars)	Obligor Group	Obligor Group excluding Subsidiary Issuer
Revenues(1)	1,331	1,331
Operating profit(2)	989	989
Earnings from continuing operations(2)(3)	1,048	1,049
Net earnings(2)(3)(4)	1,073	1,074
Earnings attributable to common shareholders	1,073	1,074

	Year ended December 31, 2025
(millions of U.S. dollars)	Obligor Group	Obligor Group excluding Subsidiary Issuer
Revenues(1)	1,801	1,801
Operating profit(2)	5,097	5,097
Earnings from continuing operations(2)(3)	4,961	4,965
Net earnings(2)(3)(4)	4,989	4,993
Earnings attributable to common shareholders	4,989	4,993

(1)
Includes $644 million (2025 - $819 million) of revenues with each non-obligor group.
(2)
Includes $1,352 million (2025 - $5,521 million) of income, of which $699 million (2025 - $4,596 million) represents dividends received, from operating transactions with each non-obligor group.
(3)
Obligor Group and Obligor Group excluding Subsidiary Issuer includes $266 million and $194 million of net finance income, (2025 - $86 million and $20 million of net finance income), respectively, from transactions with each non-obligor group.
(4)
Includes $119 million (2025 - $219 million) of net losses in earnings from discontinued operations from transactions with each non-obligor group.

SUMMARIZED STATEMENT OF FINANCIAL POSITION

	September 30, 2026
(millions of U.S. dollars)	Obligor Group	Obligor Group excluding Subsidiary Issuer
Intercompany receivables from non-obligor group	6,602	6,020
Current assets excluding intercompany receivables	981	936
Total current assets	7,583	6,956
Goodwill	4,221	4,221
Intercompany receivables from non-obligor group	1,282	65
Non-current assets excluding goodwill and intercompany receivables	1,504	1,501
Total non-current assets	7,007	5,787

Intercompany payables to non-obligor group	6,057	6,048
Current liabilities excluding intercompany payables	1,049	1,020
Total current liabilities	7,106	7,068
Intercompany payables to non-obligor group	38	778
Non-current liabilities excluding intercompany payables	3,720	1,165
Total non-current liabilities	3,758	1,943

Thomson Reuters Third Quarter Report 2026

SUMMARIZED STATEMENT OF FINANCIAL POSITION

	December 31, 2025
(millions of U.S. dollars)	Obligor Group	Obligor Group excluding Subsidiary Issuer
Intercompany receivables from non-obligor group	2,083	1,638
Current assets excluding intercompany receivables	599	592
Total current assets	2,682	2,230
Goodwill	4,422	4,422
Intercompany receivables from non-obligor group	546	57
Non-current assets excluding goodwill and intercompany receivables	1,593	1,590
Total non-current assets	6,561	6,069

Intercompany payables to non-obligor group	1,542	1,534
Current liabilities excluding intercompany payables	1,406	949
Total current liabilities	2,948	2,483
Intercompany payables to non-obligor group	-	778
Non-current liabilities excluding intercompany payables	1,721	460
Total non-current liabilities	1,721	1,238